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                               June 18, 2024

       James Mackey
       Chief Financial Officer
       KeyStar Corp.
       1645 Pine Tree Ln, Suite 2
       Sarasota, FL 34236

                                                        Re: KeyStar Corp.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2024
                                                            File No. 000-56290

       Dear James Mackey:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Consolidated Financial Statements
       Consolidated Statements of Operations, page F-3

   1. Please revise the title of the gaming loss, net line item, so it is not confusingly similar to the net gaming loss
line item. For example, if the gaming loss, net line item actually represents negative
gaming revenues, so state. Also, disclose in a footnote the amounts of incentives awarded to
users (discussed on page F-13) in each period presented, which were accounted for as a
reduction in gaming revenues. Similarly revise your Forms 10-Q as well.
       Note 1 - Overview and Organization & Summary of Significant Accounting Policies
       Restatement of Previously Issued Financials, page F-7

   2.                                                   An Item 4.02 Form 8-K
was required to be filed within four business days of
                                                        concluding that your
previously issued financial statements as of and for the year ended
                                                        June 30, 2022 should no
longer be relied upon. Please file the required Item 4.02 Form 8-
                                                        K. Refer to General
Instruction B.1 and Item 4.02 of Form 8-K.
 James Mackey
KeyStar Corp.
June 18, 2024
Page 2
Form 10-Q for Fiscal Quarter Ended March 31, 2024

Consolidated Financial Statements
Note 1 - Overview and Organization & Summary of Significant Accounting Policies Restatement of Previously Issued Financials, page F-8

3. An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements as of and for the three and nine months ended March 31, 2023 should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1 and Item
4.02 of Form 8-
         K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you
have any questions.



FirstName LastNameJames Mackey                               Sincerely,
Comapany NameKeyStar Corp.
                                                             Division of
Corporation Finance
June 18, 2024 Page 2                                         Office of Trade &
Services
FirstName LastName